08030622

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 28 2008
803

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 28626 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 02/01/07 (MM/DD/YY) AND ENDING 01/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRI EQUA CAPITAL CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17501 E 17th St #200
(No. and Street)

| Tustin | CA | 92780 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Caldwell (949) 975-1990
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Haight & Monaghan LLP
(Name – *if individual, state last, first, middle name*)

| 2302 Martin St. Ste. 475 | Irvine | CA | 92612 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2008
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, William J Caldwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tri Equa Capital Corporation, as of January 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California
County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 17TH (Date) day of MARCH (Month), 2008 (Year), by
(1) WILLIAM J. CALDWELL (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

ANDREA D. FERRAN
Commission # 1634841
Notary Public - California
Orange County
My Comm. Expires Jan 29, 2010

Place Notary Seal Above

Signature ______ (Signature of Notary Public)

### OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: Annual Audited Report

Document Date: 1/31/08 Number of Pages: 2

Signer(s) Other Than Named Above: none

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here



RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

# TRI EQUA CAPITAL CORPORATION

## FINANCIAL STATEMENTS
## AND
## SUPPLEMENTARY INFORMATION

## YEAR ENDED JANUARY 31, 2008

## AND

## INDEPENDENT AUDITOR'S REPORT

AH&M ALLEN, HAIGHT & MONAGHAN LLP
*Certified Public Accountants*

# TRI EQUA CAPITAL CORPORATION

## FINANCIAL STATEMENTS
## AND
## SUPPLEMENTARY INFORMATION

## YEAR ENDED JANUARY 31, 2008

INDEX

AH&M ALLEN, HAIGHT & MONAGHAN LLP
*Certified Public Accountants*

# INDEPENDENT AUDITOR'S REPORT

The Stockholder
TRI EQUA CAPITAL CORPORATION

We have audited the accompanying statement of financial condition of Tri Equa Capital Corporation as of January 31, 2008 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tri Equa Capital Corporation as of January 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying schedules of computation of aggregate indebtedness and net capital under Rule 15c3-1 and other compliance matters is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Haight & Monaghan LLP

March 3, 2008

Donald L. Allen • R. Lee Haight • Thomas F. Monaghan • Jay W. Donovan • Mark C. Tackmann

2302 Martin, Suite 475 • Irvine, CA 92612 • (949) 852-9433 • FAX (949) 852-9620 • www.ahmcpas.com

# TRI EQUA CAPITAL CORPORATION

## STATEMENT OF FINANCIAL CONDITION

### JANUARY 31, 2008

### ASSETS

| | | |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ | 24,597 |
| Commissions receivable | | 61,275 |
| Deferred income taxes (Note 2) | | 164 |
| Total current assets | | 86,036 |
| Property and equipment, at cost: | | |
| Office equipment and furniture | | 19,767 |
| Less: accumulated depreciation | | (19,767) |
| Total property and equipment, net | | - |
| Total assets | $ | 86,036 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable | $ | 1,664 |
| Accrued wages and related expenses | | 1,829 |
| Accrued income taxes | | 1,974 |
| Commissions payable | | 29,278 |
| Total current liabilities | | 34,745 |
| Commitments (Note 4) | | |
| Stockholder's equity: | | |
| Common stock, no par value, 1,000,000 shares authorized, 8,000 shares issued and outstanding | | 8,000 |
| Additional paid-in capital | | 61,341 |
| Accumulated (deficit) | | (18,050) |
| Total stockholder's equity | | 51,291 |
| Total liabilities and stockholder's equity | $ | 86,036 |

The accompanying notes are an integral part of these financial statements.

**TRI EQUA CAPITAL CORPORATION**

**STATEMENT OF INCOME**

**YEAR ENDED JANUARY 31, 2008**

| | | |
|---|---|---|
| Revenues: | | |
| Commission | $ | 557,981 |
| FINRA distribution | | 35,000 |
| Total revenues | | 592,981 |
| Operating expenses: | | |
| Accounting | | 7,500 |
| Auto | | 11,151 |
| Bond premiums | | 364 |
| Commissions | | 233,422 |
| Entertainment | | 1,647 |
| Insurance | | 27,930 |
| License and fees | | 7,406 |
| Miscellaneous | | 3,840 |
| Payroll taxes | | 12,915 |
| Penalties | | 1,775 |
| Pension and profit sharing contribution (Note 3) | | 7,280 |
| Postage and delivery | | 1,771 |
| Promotional | | 682 |
| Rent (Note 4) | | 10,780 |
| Supplies | | 8,456 |
| Telephone | | 2,009 |
| Wages | | 238,001 |
| Total operating expenses | | 576,929 |
| Income before provision for income taxes | | 16,052 |
| Provision for income taxes (Note 2) | | 4,391 |
| Net income | $ | 11,661 |

The accompanying notes are an integral part of these financial statements.

## TRI EQUA CAPITAL CORPORATION

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## YEAR ENDED JANUARY 31, 2008

| | Common Stock | Additional Paid-in Capital | Accumulated (Deficit) | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance at January 31, 2007 | $ 8,000 | $ 61,341 | $ (29,711) | $ 39,630 |
| Net income | - | - | 11,661 | 11,661 |
| Balance at January 31, 2008 | $ 8,000 | $ 61,341 | $ (18,050) | $ 51,291 |

The accompanying notes are an integral part of these financial statements.

# TRI EQUA CAPITAL CORPORATION

## STATEMENT OF CASH FLOWS

## YEAR ENDED JANUARY 31, 2008

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 11,661 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Deferred income taxes | | 1,615 |
| (Increase) in: | | |
| Commissions receivable | | (9,320) |
| Increase (decrease) in: | | |
| Accounts payable | | 1,664 |
| Accrued wages and related expenses | | (4,140) |
| Accrued income taxes | | 1,974 |
| Commissions payable | | 1,219 |
| Net cash provided by operating activities | | 4,673 |
| Net increase in cash and cash equivalents | | 4,673 |
| Cash and cash equivalents, beginning of year | | 19,924 |
| Cash and cash equivalents, end of year | $ | 24,597 |

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:

| | | |
|---|---|---|
| Income taxes | $ | 800 |

The accompanying notes are an integral part of these financial statements.

## TRI EQUA CAPTIAL CORPORATION

## NOTES TO FINANCIAL STATEMENTS

## YEAR ENDED JANUARY 31, 2008

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Tri Equa Capital Corporation (the "Company") operates as a broker/dealer for the sale of mutual funds, variable annuities, variable life insurance, and limited partnership products primarily in Southern California. The Company operates under the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company operates under provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of paragraph (k)(1) provide that the Company will carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker/dealer, does not hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions with its customers through a bank account designated as a special account for the exclusive benefit of its customers.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds to be cash equivalents.

Commissions Receivable

The Company utilizes the allowance method of accounting for losses from uncollectible accounts. Under this method, an allowance is provided based upon historical experience, management's evaluation of outstanding commissions receivable, and the specific assessment of the collectibility of past due accounts at the end of each year. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. At January 31, 2008, management determined that an allowance is not considered necessary.

**TRI EQUA CAPTIAL CORPORATION**

**NOTES TO FINANCIAL STATEMENTS**

**YEAR ENDED JANUARY 31, 2008**

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment, and Related Depreciation

Property and equipment are stated at cost. Major renewals and improvements are charged to the property accounts, while replacements, maintenance, and repairs which do not extend the estimated useful life of the respective assets, are expensed currently.

At the time properties are sold or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any gain or loss is recorded.

Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives of the assets are as follows:

| Description | Estimated Useful Life |
|---|---|
| Office equipment and furniture | 5-7 years |

Revenue Recognition

Commissions and related expenses are recognized on the settlement date. At January 31, 2008, there were no transactions executed but not yet settled. Accordingly, there is no material difference from recording commission income on a trade date basis.

During the year ended January 31, 2008, the Company received $35,000 from FINRA in connection with the reorganization of the agencies regulating the securities industry.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

## TRI EQUA CAPTIAL CORPORATION

## NOTES TO FINANCIAL STATEMENTS

## YEAR ENDED JANUARY 31, 2008

NOTE 2 – PROVISION FOR INCOME TAXES

The provision for income taxes for the year ended January 31, 2008 consisted of the following:

| | | |
|---|---|---|
| Current income tax expense: | | |
| Federal | $ | 1,685 |
| State | | 1,091 |
| | | 2,776 |
| Deferred income tax expense: | | |
| Federal | | 1,015 |
| State | | 600 |
| | | 1,615 |
| | $ | 4,391 |

The deferred income tax assets and liabilities in the accompanying statement of financial condition consisted of the following:

| | | |
|---|---|---|
| Current deferred income taxes: | | |
| Deferred income tax assets | $ | 164 |
| Valuation allowance | | - |
| | | 164 |
| Deferred income tax liabilities | | - |
| Net deferred income tax asset | $ | 164 |

The current deferred income tax asset results from state franchise taxes accrued for financial reporting purposes and deducted for federal tax purposes in the subsequent year.

## TRI EQUA CAPTIAL CORPORATION

## NOTES TO FINANCIAL STATEMENTS

## YEAR ENDED JANUARY 31, 2008

NOTE 3 – EMPLOYEE BENEFIT PLAN

The Company has a 401(k) employee savings plan (the "Plan") covering substantially all eligible employees. Under the Plan, employees may elect to defer a percentage of their salary, subject to Internal Revenue Code limits. Employer contributions are discretionary up to a maximum amount allowed by law. The Company made $7,280 in contributions to the Plan for the year ended January 31, 2008.

NOTE 4 – COMMITMENTS

The Company leases its office under the terms of a month-to-month operating lease. Monthly rental payments under this month-to-month operating lease are $875. Total rent expense was $10,780 for the year ended January 31, 2008.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both of which are defined, should not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At January 31, 2008, the Company had net capital and net capital requirements of $15,660 and $5,000, respectively. In addition, at January 31, 2008, the Company's net capital ratio is 2.2 to 1.

**SUPPLEMENTARY INFORMATION**

## TRI EQUA CAPITAL CORPORATION

## COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15C3-1

## YEAR ENDED JANUARY 31, 2008

| | | |
|---|---|---|
| Aggregate indebtedness: | | |
| Accounts payable | $ | 1,664 |
| Accrued wages and related expenses | | 1,829 |
| Accrued income taxes | | 1,974 |
| Commissions payable | | 29,278 |
| | $ | 34,745 |
| Net capital: | | |
| Total stockholder's equity from statement of financial condition | $ | 51,291 |
| Commissions receivable, non-allowable | | (35,467) |
| Deferred income taxes | | (164) |
| | | 15,660 |
| Minimum net capital requirement | | 5,000 |
| Net capital in excess of minimum requirement | $ | 10,660 |
| Ratio of aggregate indebtedness to net capital | | 2.2 to 1 |

Net capital as stated above differed from the amount reported in the FOCUS report by $2,170, which relates to adjustments to commissions receivable, income tax expense and accrued wages and related expenses.

The accompanying notes are an integral part of these financial statements.

**TRI EQUA CAPITAL CORPORATION**

**OTHER COMPLIANCE MATTERS**

**YEAR ENDED JANUARY 31, 2008**

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable under the exemptive provision of section (k)(1). Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of January 31, 2008 and reconciliation to that calculation is not included herein.

2. Information Relating to Possession and Control Requirements under Rule 15c3-3

The Company is exempt from Rule 15c3-3 under the exemptive provision of section (k)(1) and accordingly, has no possession or control requirements.

The accompanying notes are an integral part of these financial statements.

ALLEN, HAIGHT & MONAGHAN LLP
*Certified Public Accountants*

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Stockholder
Tri Equa Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Tri Equa Capital Corporation (the "Company") for the year ended January 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

Donald L. Allen • R. Lee Haight • Thomas F. Monaghan • Jay W. Donovan • Mark C. Tackmann
2302 Martin, Suite 475 • Irvine, CA 92612 • (949) 852-9433 • FAX (949) 852-9620 • www.ahmcpas.com

statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Haight & Monaghan LLP

March 3, 2008

END